Mail Stop 3561

December 1, 2009

P. Stephen Appelbaum
Principal Financial Officer
Cass Information Systems, Inc.
13001 Hollenberg Drive
Bridgeton, Missouri 63044

> **Re: Cass Information Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 333-44497**

Dear Mr. Appelbaum:

      We have completed our review of the above referenced filings and we have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director